Confidential Treatment Requested by Meredith Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on September 1, 2021. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission, and all information herein remains confidential.
File No. 001-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Confidential Draft Submission No. 1
FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

MEREDITH HOLDINGS CORPORATION
(Exact name of registrant as specified in its charter)

Iowa	87-1182640
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1716 Locust Street,	Des Moines,	Iowa	50309-3023
(Address of principal executive offices)			(ZIP Code)

Registrant’s telephone number, including area code:	(515)	284-3000

Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which each class is to be registered
Common Stock, par value $1	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and emerging growth company in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☑
     Smaller reporting company ☐     Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Confidential Treatment Requested by Meredith Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83
Explanatory Note
Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are not required to file our combined financial statements for the fiscal quarter ended June 30, 2021, because we expect to file our combined financial statements for the fiscal quarter ended September 30, 2021, when we first publicly file our registration statement.
INFORMATION REQUIRED IN REGISTRATION STATEMENT
CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10
Certain information required to be included herein is incorporated by reference to specifically identified portions of the body of the information statement filed herewith as Exhibit 99.1 (the “information statement”). None of the information contained in the information statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.
Item 1. Business.
The information required by this item is contained in the sections “Summary,” “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” “The Separation,” “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Executive Compensation,” “Management,” “Certain Relationships and Related Party Transactions,” “Where You Can Find More Information” and “Financial Statements and Supplementary Data” (and the statements referenced therein) of the information statement. Those sections are incorporated herein by reference.
Item 1A. Risk Factors.
The information required by this item is contained in the sections “Summary,” “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” of the information statement. Those sections are incorporated herein by reference.
Item 2. Financial Information.
The information required by this item is contained in the sections “Summary,” “Risk Factors,” “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Financial Statements and Supplementary Data” (and the statements referenced therein) of the information statement. Those sections are incorporated herein by reference.
Item 3. Properties.
The information required by this item is contained in the section “Business—Properties” of the information statement. That section is incorporated herein by reference.
Item 4. Security Ownership of Certain Beneficial Owners and Management.
The information required by this item is contained in the section “Security Ownership of Certain Beneficial Owners and Management” of the information statement. That section is incorporated herein by reference.
Item 5. Directors and Executive Officers.
The information required by this item is contained in the section “Management” of the information statement.
That section is incorporated herein by reference.
Item 6. Executive Compensation.
The information required by this item is contained in the sections “Executive Compensation” and “Management” of the information statement. Those sections are incorporated herein by reference.

Confidential Treatment Requested by Meredith Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83
Item 7. Certain Relationships and Related Transactions, and Director Independence.
The information required by this item is contained in the sections “The Separation, Distribution, and Spin-Off,” “Certain Relationships and Related Party Transactions,” “Management,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management” of the information statement. Those sections are incorporated herein by reference.
Item 8. Legal Proceedings.
The information required by this item is contained in the section “Business—Legal Proceedings” of the information statement. That section is incorporated herein by reference.
Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.
The information required by this item is contained in the sections “Summary,” “Risk Factors,” “The Separation, Distribution, and Spin-Off,” “Dividend Policy,” “Capitalization” and “Description of Capital Stock” of the information statement. Those sections are incorporated herein by reference.
Item 10. Recent Sales of Unregistered Securities.
On April 29, 2021, Meredith Holdings Corporation was incorporated in the State of Iowa. On April 29, 2021, Meredith Corporation acquired 100 uncertificated shares of common stock of Meredith Holdings Corporation for $1.00 pursuant to Section 4(a)(2) of the Securities Act. The issuance of the shares was not registered under the Securities Act because such issuance did not constitute a public offering.
Item 11. Description of Registrant’s Securities to Be Registered.
The information required by this item is contained in the sections “The Separation, Distribution, and Spin-Off” and “Description of Capital Stock” of the information statement. That section is incorporated herein by reference.
Item 12. Indemnification of Directors and Officers.
The information required by this item is contained in the section “Description of Capital Stock” of the information statement. That section is incorporated herein by reference.
Item 13. Financial Statements and Supplementary Data.
The information required by this item is contained in the sections “Management’s Discussion and Analysis of Financial Conditions and Results of Operations,” and “Financial Statements and Supplementary Data” (and the statements referenced therein) of the information statement. That section is incorporated herein by reference.
Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
None.
Item 15. Financial Statements and Exhibits.
(a)Financial Statements
The information required by this item is contained in the sections “Financial Statements and Supplementary Data” (and the statements referenced therein) of the information statement. That section is incorporated herein by reference.
(b)Exhibits
The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Title

Confidential Treatment Requested by Meredith Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

2.1
Agreement and Plan of Merger, dated as of May 3, 2021, by and among Gray Television, Inc., Gray Hawkeye Stations, Inc., and Meredith Corporation, incorporated by reference to the Current Report on Form 8-K filed by Registrant’s parent corporation, Meredith Corporation, on May 3, 2021 (File No.001-05128).

2.2	Amendment No. 1 to the Agreement and Plan of Merger, dated as of June 2, 2021, by and among Gray Television, Inc., Gray Hawkeye Stations, Inc. and Meredith Corporation, incorporated by reference to the Current Report on Form 8-K filed by Registrant’s parent corporation, Meredith Corporation, on June 3, 2021 (File No.001-05128).

2.3	Separation and Distribution Agreement, dated as of May 3, 2021, by and among Meredith Holdings Corporation, Meredith Corporation and Gray Television, Inc, incorporated by reference to the Current Report on Form 8-K filed by Registrant’s parent corporation, Meredith Corporation, on May 3, 2021 (File No.001-05128).

2.4**	Amendment No. 1 to the Separation and Distribution Agreement, dated as of May 18, 2021, by and among Meredith Holdings Corporation, Meredith Corporation and Gray Television, Inc.

2.5	Amendment No. 2 to the Separation and Distribution Agreement, dated as of June 2, 2021, by and among Meredith Holdings Corporation, Meredith Corporation and Gray Television, Inc., incorporated by reference to the Current Report on Form 8-K filed by Registrant’s parent corporation, Meredith Corporation, on June 3, 2021 (File No. 001-05128).

3.1**	Articles of Incorporation of Meredith Holdings Corporation

3.2**	Form of Amended and Restated Articles of Incorporation of Meredith Holdings Corporation

3.3**	Bylaws of Meredith Holdings Corporation

3.4**	Form of Amended and Restated Bylaws of Meredith Holdings Corporation

10.1	Employee Matters Agreement, dated as of May 3, 2021, by and among Meredith Corporation, Meredith Holdings Corporation and Gray Television, Inc., incorporated by reference to the Current Report on Form 8-K filed by Registrant’s parent corporation, Meredith Corporation, on May 3, 2021 (File No.001-05128).

10.2	Tax Matters Agreement, dated as of May 3, 2021, by and among Meredith Holdings Corporation, Meredith Corporation and Gray Television, Inc, incorporated by reference to the Current Report on Form 8-K filed by Registrant’s parent corporation, Meredith Corporation, on May 3, 2021 (File No.001-05128).

10.3	Transition Services Agreement, dated as of May 3, 2021, by and among Meredith Holdings Corporation, Meredith Corporation and Gray Television, Inc, incorporated by reference to the Current Report on Form 8-K filed by Registrant’s parent corporation, Meredith Corporation, on May 3, 2021 (File No.001-05128).

10.4**	Voting and Support Agreement, dated as of May 3, 2021, by and among Gray Television, Inc. and certain shareholders of Meredith Corporation.

10.5+
Meredith Corporation Employee Stock Purchase Plan of 2002, as amended, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Registrant’s parent corporation, Meredith Corporation, on November 16, 2020.

10.6+
Meredith Corporation 2014 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant’s parent corporation, Meredith Corporation, November 18, 2014.

10.7+
Form of the Nonqualified Stock Option Award Agreement for Employees for the 2014 Stock Incentive Plan, incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K filed by the Registrant’s parent corporation, Meredith Corporation, on August 29, 2017.

Confidential Treatment Requested by Meredith Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

10.8+
Form of the Nonqualified Stock Option Award Agreement for Non-Employee Directors for the 2014 Stock Incentive Plan, incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K filed by the Registrant’s parent corporation, Meredith Corporation, on August 29, 2017.

10.9+
Form of the Restricted Stock Award Agreement for Employees for the 2014 Stock Incentive Plan, incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K filed by the Registrant’s parent corporation, Meredith Corporation, on August 29, 2017.

10.10+
Form of the Restricted Stock Award Agreement for Non-Employee Directors for the 2014 Stock Incentive Plan, incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K filed by the Registrant’s parent corporation, Meredith Corporation, on August 29, 2017.

10.11+
Form of Restricted Stock Unit Award Agreement—Time Vested for the 2014 Stock Incentive Plan, incorporated by reference to Exhibit 10.24 to the Annual Report on Form 10-K filed by the Registrant’s parent corporation, Meredith Corporation, on August 29, 2017.

10.12+
Form of Restricted Stock Unit Award Agreement—Performance-Based for the 2014 Stock Incentive Plan, incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K filed by the Registrant’s parent corporation, Meredith Corporation, on August 29, 2017.

10.13+	Employment Agreement dated as of August 10, 2016, between Meredith Corporation and Thomas H. Harty, incorporated by reference to the Current Report on Form 8-K filed by the Registrant’s parent corporation, Meredith Corporation, on August 12, 2016.

10.14+	Amendment to Employment Agreement between Meredith Corporation and Thomas Harty effective May 4, 2020, incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the period ended March 31, 2020 of the Registrant’s parent corporation, Meredith Corporation.

10.15+	Employment Agreement dated as of August 14, 2008, and re-executed August 24, 2009, between Meredith Corporation and John S. Zieser, incorporated by reference to the Exhibit 10.17 to the Annual Report on Form 10-K for the year ended June 30, 2009 of the Registrant’s parent corporation, Meredith Corporation.

10.16+	Amendment to Employment Agreement between Meredith Corporation and John Zieser effective May 4, 2020, incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the period ended March 31, 2020 of the Registrant’s parent corporation, Meredith Corporation.

10.17+	Employment Agreement dated as of February 25, 2020, and effective March 9, 2020, between Meredith Corporation and Jason Frierott, incorporated by reference to Exhibit 10 to the Current Report on Form 8-K filed by the Registrant’s parent corporation, Meredith Corporation, on February 27, 2020.

10.18+	Amendment to Employment Agreement between Meredith Corporation and Jason Frierott effective May 4, 2020, incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the period ended March 31, 2020 of the Registrant’s parent corporation, Meredith Corporation.

10.19+	Employment Agreement dated as of December 1, 2020, between Meredith Corporation and Catherine Levene, incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the period ended December 31, 2020 of the Registrant’s parent corporation, Meredith Corporation.

10.20+	Amended and Restated Severance Agreement between Meredith Corporation and Jason Frierott, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant’s parent corporation, Meredith Corporation, on April 2, 2020.

10.21+	Amended and Restated Severance Agreement between Meredith Corporation and Catherine Levene, dated as of December 2, 2020, incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the period ended December 31, 2020 of the Registrant’s parent corporation, Meredith Corporation.

Confidential Treatment Requested by Meredith Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

10.22+
Amended and Restated Severance Agreement in the form entered into between Meredith Corporation and its executive officers, incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the period ended December 31, 2016 of the Registrant’s parent corporation, Meredith Corporation.

10.23+**	Retention, Assignment and Acknowledgement Agreement, dated as of August 10, 2021, by and among Meredith Corporation, Meredith Holdings Corporation and Thomas Harty.

10.24+**	Retention, Assignment and Acknowledgement Agreement, dated as of August 10, 2021, by and among Meredith Corporation, Meredith Holdings Corporation and John S. Zieser.

10.25+**	Retention, Assignment and Acknowledgement Agreement, dated as of August 10, 2021, by and among Meredith Corporation, Meredith Holdings Corporation and Jason Frierott.

10.26+**	Retention, Assignment and Acknowledgement Agreement, dated as of August 10, 2021, by and among Meredith Corporation, Meredith Holdings Corporation and Catherine Levene.

10.27**
Second Amended and Restated Commitment Letter, dated as of June 25, 2021, by and among Meredith Holdings Corporation, Royal Bank of Canada, RBC Capital Markets, Barclays Bank PLC, Credit Suisse Loan Funding LLC, Credit Suisse AG, Cayman Islands Branch, Citigroup Global Markets Inc., BNP Paribas, BNP Paribas Securities Corp., Capital One, National Association, CIBC Bank USA, Bankers Trust Company and Fifth Third Bank, National Association.

10.28
Deed of Guarantee in Relation to the IPC Media Pension Scheme, dated as of January 31, 2018, by and among Meredith Corporation, Time Inc. (UK) Ltd, IPC Media Pension Trustee Limited and Time Inc., incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Registrant’s parent corporation, Meredith Corporation, on January 31, 2018.

10.29
Amended and Restated Deed of Guarantee in Relation to the IPC Media Pension Scheme, dated as of March 15, 2018, by and among Meredith Corporation, IPC Media Pension Trustee Limited, and International Publishing Corporation Limited, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant’s parent corporation, Meredith Corporation, on March 21, 2018.

21.1**	Subsidiaries of the Registrant
23.1**	Consent of Independent Registered Public Accounting Firm

99.1*	Preliminary Information Statement Dated September 1, 2021

99.2**	Form of Notice of Internet Availability of Information Statement Materials

*Submitted herewith.
        **    To be submitted by amendment.
        +    Management contract or compensatory plan or arrangement

Confidential Treatment Requested by Meredith Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83
SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Meredith Holdings Corporation

Name:
Title:

Date:	, 2021